 EXHIBIT 99.1

TD Bank Group Provides Insurance Catastrophe Information

TORONTO, November 6, 2025 - TD Bank Group ("TD" or the "Bank") (TSX and NYSE: TD) announced today that it expects catastrophe claims of approximately $15 million after reinsurance and before tax to be reflected in the Bank's Wealth Management & Insurance segment's fourth-quarter results.

Catastrophe claims are insurance claims that relate to any single event that occurred in the relevant fiscal quarter, for which the aggregate insurance claims are equal to or greater than an internal threshold of $5 million before reinsurance. The Bank’s internal threshold may change from time to time. The total amount of catastrophe claims presented reflects the estimated pre-tax cost of these claims net of recoveries from related reinsurance coverage and, when applicable, includes the cost of reinsurance reinstatement premiums. The total amount of catastrophe claims is included in Insurance service expenses and amounts related to reinsurance coverage are included in Other income (loss) on the Bank's Consolidated Statement of Income.

Additional information about the Bank's insurance catastrophe claims (including catastrophe claims, net of reinsurance for the comparative quarter) is available on its website here: https://www.td.com/ca/en/about-td/for-investors/investor-relations/financial-information

Quarterly Earnings Announcement

TD will release its fourth-quarter financial results and host an earnings conference call on Thursday, December 4, 2025.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "strive", "confident", "estimate", "forecast", "outlook", "plan", "goal", "commit", "target", "possible", "potential", "predict", "project", "may", and "could" and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Please refer to the "Risk Factors and Management" section of the Management's Discussion and Analysis ("2024 MD&A"), as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable). All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank's forward-looking statements. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes.

The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 18 million active online and mobile customers. TD had $2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information contact:

Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com